Filed by Axiom Intelligence Acquisition Corp 1
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934
Subject Company: Axiom Intelligence Acquisition Corp 1
(Commission File No. 001-42708)

In its July 2026 print issue, Forbes Switzerland published an article, “Mr. Quantum,” which quoted Markus Pflitsch, Chief Executive Officer of Terra Quantum AG, a company limited by shares organized under the laws of Switzerland (“Terra Quantum”). Terra Quantum has entered into a business combination agreement with Axiom Intelligence Acquisition Corp 1, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Axiom”), as further discussed in Axiom’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2026. The following is an English translation of the interview.

While attempts to provide an accurate translation of the original Forbes Switzerland article in German have been made, due to linguistic nuances, slight differences may exist.

This translation is made as a matter of record only and does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States.

MR. QUANTUM

By Andrea Gläsemann

Photography by Thomas Dashuber

Terra Quantum founder and CEO Markus Pflitsch is preparing to take his company public in a transaction valuing it at US$3.5 billion. His ambition is clear: to establish Terra Quantum as the gold standard of the quantum industry. But Pflitsch is driven by more than the commercial potential of quantum computing or its geopolitical implications. He is equally fascinated by the profound questions that lie beneath the technology itself: Where do science and faith intersect? And what does quantum physics ultimately reveal about the nature of reality?

Whether in Munich, New York, or—as in the case of our conversation—St. Gallen, Markus Pflitsch is constantly on the move these days. There is good reason for his relentless travel schedule.

For the founder and CEO of Terra Quantum, these are pivotal weeks as he prepares the next milestone in his entrepreneurial journey: listing the company on the Nasdaq through a transaction valuing the business at approximately US$3.5 billion (CHF 2.8 billion).

To achieve this, Terra Quantum has agreed to merge with Axiom Intelligence Acquisition Corp. 1, a publicly listed special purpose acquisition company (SPAC).

“For a deep-tech company like ours, a SPAC is the faster and more predictable path to the public markets,” Pflitsch explains. “A traditional IPO is far more dependent on market conditions and short-term volatility.”

If the transaction closes as expected during the second half of 2026, Terra Quantum is expected to trade on Nasdaq under the ticker symbol TQ, subject to regulatory approvals.

The deal could provide the company with approximately up to US$190 million in additional capital. The final amount will depend, among other factors, on how many Axiom shareholders choose to redeem their shares before the transaction closes.

The proceeds are intended primarily to accelerate research and development, expand global sales, pursue strategic partnerships and acquisitions, and support the company’s international growth.

A transaction of this magnitude leaves little room for downtime. Yet throughout our conversation, the 54- year-old entrepreneur appears neither rushed nor stressed. Instead, he projects an almost striking sense of calm and quiet confidence.

“Terra Quantum was such a powerful vision within me that I never truly believed it could fail.”

After speaking with Forbes, Pflitsch plans to return briefly to Munich. If the weather cooperates, he hopes to spend some time hiking—a welcome contrast to the world in which Terra Quantum operates.

Unlike many companies focused primarily on building the quantum computers of tomorrow, Terra Quantum develops technologies that businesses can already deploy today.

Its business spans three core areas.

First, the company develops quantum software designed to solve highly complex computational problems, including supply chain optimization, financial modeling, and the discovery of new materials and pharmaceuticals.

Second, Terra Quantum provides enterprises with seamless access to quantum computing resources without requiring them to build their own infrastructure. Customers can leverage both simulated quantum processors and hardware from multiple leading quantum computing providers through the company’s platform.

Third, Terra Quantum develops cybersecurity technologies designed for a future in which sufficiently powerful quantum computers could break today’s encryption standards. Its solutions are intended to protect sensitive information now against the quantum threats of tomorrow.

The company’s Quantum-as-a-Service platform is hardware-agnostic and integrates seamlessly with existing enterprise systems through cloud infrastructure.

Its customers include organizations such as the U.S. Air Force, Volkswagen, HSBC, Evonik, and Siemens. Terra Quantum now employs more than 200 people, over 70 percent of whom are research engineers, while more than 35 percent hold doctoral degrees.

To date, the company has raised more than US$100 million in funding. It does not publicly disclose current revenue figures.

Headquartered in St. Gallen, Switzerland, Terra Quantum deliberately chose Switzerland for its political stability and neutral international position. Additional offices were established close to leading talent pools and important markets, including San Francisco, providing access to the U.S. technology ecosystem, and Helsinki, one of Europe’s leading centers for quantum physics research. Today, the company operates across seven global locations.

Pflitsch summarizes the company’s ambition in unmistakable terms:

“I want Terra Quantum to become the Goldman Sachs of quantum. When people think about quantum technology, I want them to think about Terra Quantum. We intend to become the industry’s gold standard.”

Pflitsch’s ambition is matched by a market that is finally beginning to mature.

According to McKinsey, the global quantum industry could generate between US$1.3 trillion and US$2.7 trillion in economic value by 2035. The QED-C State of Quantum 2026 Report estimates today’s market at approximately US$1.9 billion, of which around US$1.4 billion stems from quantum computing and another US$470 million from quantum sensing.

The industry’s commercial momentum is becoming increasingly visible. While only 11 percent of surveyed quantum computing companies reported annual revenues exceeding US$5 million just a year earlier, that figure had already climbed to 19 percent in 2025. More than half of all companies expect revenue growth of at least 11 percent during 2026.

McKinsey sees the greatest commercial potential in industries such as chemicals, advanced materials, energy, financial services, logistics, and pharmaceuticals.

“Quantum is the next big thing,” Pflitsch says. “Its impact will be greater than anything we’ve witnessed during previous industrial revolutions.”

Among the industry’s most recognizable names are technology giants including IBM, Google, and Microsoft, all investing heavily in the development of increasingly powerful quantum computers and the cloud infrastructure surrounding them.

Alongside these companies stand specialized quantum players such as Quantinuum, IonQ, D- Wave, and Rigetti, each pursuing its own hardware platforms and proprietary systems.

Terra Quantum deliberately occupies a different position.

“We combine the best of classical computing with the quantum technologies that are already available today,” Pflitsch explains.

As the industry matures, competition is becoming increasingly selective.

According to the State of Quantum 2026 Report, fewer pure-play quantum start-ups have been founded since 2021. Instead, investors are concentrating their capital on companies that have progressed beyond research, demonstrated real-world applications, secured commercial customers, and proven technological maturity.

Pflitsch believes Terra Quantum is exceptionally well positioned for this new phase of the market.

“What we are building is substantial. We are one of the market leaders,” he says. “You can see it in our KPIs—in our patent portfolio, in the quality of our customers, and in the value our products deliver.”

Intellectual property has become one of the industry’s most important competitive assets.

The report counts nearly 70,000 active quantum patents worldwide, with global patent activity expanding at an average rate of approximately 20 percent annually over the past five years.

Terra Quantum ranks among the industry’s strongest patent holders. According to the company, it owns more than 100 patents.

“We have one of the world’s largest intellectual property portfolios in quantum technologies.”

Governments have also begun to view quantum technologies as strategic national infrastructure. In 2025 alone, governments worldwide announced US$12.7 billion in new quantum funding—an increase of 310 percent compared with the previous year.

For Pflitsch, this development reflects something far more profound than increased public investment.

“We’re moving from geopolitics to technopolitics.”

In his view, technology increasingly determines which nations remain economically competitive, militarily capable, and digitally sovereign.

Europe’s challenge, he argues, is not scientific excellence.

“From a scientific perspective, Europe is not far behind the United States,” he says. “But commercialization is an entirely different universe.”

The United States benefits from deeper capital markets, greater willingness to embrace risk, and stronger demand from both government and industry.

New technologies are tested earlier, adopted more quickly, and converted into commercial contracts at far greater speed.

Pflitsch summarizes the American mindset succinctly:

“You say your technology creates value? Great—let’s try it. We’ll get started and figure out the rest as we go.”

Terra Quantum has experienced that culture firsthand.

Among its customers is the U.S. Air Force.

“The U.S. government was the first government anywhere to award us a contract—even though I’m German and our headquarters are in Switzerland.”

Pflitsch is also one of the few German CEOs who attended President Donald Trump’s inauguration in Washington.

He later visited Trump at Mar-a-Lago, where he met with business leaders and policymakers to discuss quantum technology and its strategic importance.

Europe, by contrast, often presents a very different environment.

Pflitsch points to lengthy procurement cycles, missing technical standards, and hesitant decision- making.

He is equally critical of regulation whenever it slows innovation.

“The European AI Act is a perfect example of regulation that ultimately harms itself,” he says. “Europe is no longer an isolated island. If regulations apply only here, research and innovation will simply move elsewhere.”

He contrasts this with the work of the U.S. National Institute of Standards and Technology (NIST), which has already established post-quantum cryptography standards that provide businesses and public institutions with clear guidance on future-proof encryption technologies.

Europe, meanwhile, still lacks harmonized standards and certification frameworks for many comparable applications.

For companies, this creates uncertainty.

For technology providers, it slows market adoption.

Yet the global race extends well beyond Europe and the United States.

The Asia-Pacific region is currently expanding faster than any other part of the quantum economy.

China, India, and Japan are investing aggressively in research, commercialization, and industrial deployment.

Pflitsch’s assessment of Europe’s competitive position is therefore strikingly candid.

“Europe doesn’t actually want to win this race.”

He continues:

“If Germany and Europe continue on their current path, we’ll become the world’s leisure park. The mountains are beautiful. The museums, castles, landscapes, and four seasons are wonderful. But people can simply fly over from New York for the weekend to enjoy them.”

Despite his criticism, he does not believe the race has been decided.

Far from it.

“Quantum remains an open competition.”

From CERN to Terra Quantum: Science, Entrepreneurship, and the Search for Meaning Markus Pflitsch grew up on a farm in Germany’s Bergisches Land region. As a child, he drove tractors, helped harvest hay and potatoes, and spent much of his time outdoors.

Those early years continue to shape him today.

“It was the most wonderful childhood I could have imagined,” he recalls. “Growing up in a small village gave me a deep sense of trust—a feeling that the world was still whole.”

Even as a teenager, Pflitsch found himself drawn to questions far beyond everyday life.

“Where do we come from? Where are we going?”

His search for answers first led him not to physics, but to philosophy, metaphysics, religion, and spirituality.

One thought experiment, in particular, captured his imagination: Schrödinger’s Cat.

“As long as we don’t open the box, the cat exists in a perfect superposition of all possible states—alive and dead at the same time.”

For Pflitsch, the famous paradox became something larger than a physics problem.

“Learning to tolerate uncertainty means leaving the box closed for a while. Anything can still happen.”

Eventually, however, curiosity alone was no longer enough.

“At some point I realized that if I truly wanted to discuss these questions seriously, I first had to understand physics and mathematics.”

That realization led him to study particle physics and quantum physics at RWTH Aachen University.

While still a student, he joined CERN, first as a Summer Student and later as a research scientist.

“You’re surrounded by nerds among nerds,” he says with a smile.

Yet despite thriving in one of the world’s most prestigious scientific environments, another question began to emerge.

“I asked myself whether I really wanted to spend the rest of my life inside this ecosystem without ever looking beyond it.”

Instead of remaining in academia, Pflitsch deliberately chose the opposite path.

An advertisement from Boston Consulting Group in a physics journal caught his attention.

He applied.

Soon afterward, he exchanged fundamental research for management consulting.

Leadership positions in international finance followed, including roles at Deutsche Bank and UniCredit, before later serving as CFO of several privately owned technology companies.

Looking back, he describes himself with characteristic understatement:

“Half nerd, half banker.”

By his early forties, however, the career he had built no longer felt authentic.

“My convictions, my values, and the people I was working for no longer aligned. I felt I had to bend myself into someone I wasn’t.”

He decided to leave.

For roughly six months, he deliberately stepped away from professional life.

Living in Munich, he spent long days walking along the Isar River and through the surrounding countryside.

“Those walks became a journey back to myself.”

Gradually, one realization became impossible to ignore.

He wanted to return to quantum physics.

In 2019, he founded Terra Quantum.

Remarkably, he did not begin with a conventional business plan.

Instead, he created a list of the world’s leading quantum physicists—the people he wanted to build the company with.

He travelled across the globe to meet them personally.

Some eventually left prestigious universities and research institutes to join his vision.

The company’s earliest years were devoted almost entirely to research.

Pflitsch financed much of that work himself, investing what he describes as a high single-digit million-dollar sum from his own resources.

At that stage, there were no finished products.

Only conviction.

“I knew this would take off. I knew it would become a major business.”

What distinguishes Pflitsch today is his ability to bridge two worlds that rarely coexist in one individual.

On one side stands scientific credibility.

On the other, deep experience with capital markets, customers, entrepreneurship, and scaling businesses.

“You have to be enough of a nerd to earn respect in this field. But being an academic alone isn’t enough. You also have to know how to bring technology to customers.”

Quantum physics ultimately confronts questions that extend far beyond technology itself.

The deeper the discipline explores reality, the closer it comes to questions that for centuries belonged primarily to philosophy and religion.

Asked what this convergence means for him personally, Pflitsch answers without hesitation.

“I believe in God—more than ever before.”

For him, science and faith are not opposing forces.

Instead, they reinforce one another.

Quoting a statement widely attributed to Werner Heisenberg, he says:

“The first sip from the cup of natural science makes one an atheist—but at the bottom of the cup, God is waiting.”

Pflitsch believes that modern physics has brought science closer—not farther away—from humanity’s oldest spiritual questions.

“The final step from today’s scientific understanding to a worldview compatible with the great world religions is remarkably small.”

Against that backdrop, it seems almost natural that he was invited to the Vatican for a high-level conference on artificial intelligence, where he also had an audience with Pope Francis.

For Pflitsch, quantum computing ultimately leads to perhaps the most radical question imaginable.

Could reality itself be a simulation?

His reasoning begins with the computational power future quantum computers may eventually possess.

If one day they become capable of simulating entire universes down to the smallest physical detail, then those simulated worlds might contain conscious inhabitants who would have no way of knowing they themselves had been created.

He pauses before posing a question.

“Does it make any difference whether you were programmed by a quantum engineer and live inside a simulation—or whether, as depicted in the Sistine Chapel, God breathed the spark of life into you?”

He smiles.

“How would you ever know the difference?”

Finally, the conversation turns to perhaps the oldest philosophical question of all.

If quantum physics, artificial intelligence, and even simulation theory fundamentally reshape our understanding of reality, what remains humanity’s ultimate purpose?

Pflitsch’s answer is striking in its simplicity.

“The ultimate purpose of human life is to live in love.”

End of Interview

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “intend,” “project,” “target,” “outlook,” “may,” “will,” “would,” “could,” “should,” or other similar words and expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination, including the anticipated timing and benefits of the transaction, Terra Quantum AG’s (“Terra Quantum” or the “Company”) future growth, financial performance, business strategy, market opportunities, and competitive position.

These forward-looking statements are based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management as of the date of this communication, and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to:

(i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the business combination agreement by and between Axiom Intelligence Acquisition Corp 1 (“Axiom”) and Terra Quantum (the “Business Combination Agreement”);

(ii) the outcome of any legal proceedings that may be instituted against Axiom or Terra Quantum or their respective directors or officers following the announcement of the proposed business combination; (iii) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Axiom or other conditions to closing in the Business Combination Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the failure to consummate the proposed business combination, including the risk that the U.S. Securities and Exchange Commission (“SEC”) may object to the registration statement on Form F-4 (the “Registration Statement”); (v) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed business combination; (vi) the risk that the proposed business combination disrupts current plans and operations of Axiom or Terra Quantum as a result of the announcement and consummation of the proposed business combination; (vii) costs related to the proposed business combination; (viii) changes in applicable laws or regulations; (ix) the possibility that Axiom, Terra Quantum, or the combined company may be adversely affected by other economic, business, and/or competitive factors; (x) the ability of the combined company to meet the Nasdaq Stock Market’s listing standards following the consummation of the proposed business combination; (xi) the inability to realize the anticipated benefits of the proposed business combination, including due to failure to successfully integrate the businesses; (xii) risks related to the uncertainty of the projected financial information with respect to Terra Quantum; (xiii) risks related to Terra Quantum’s ability to develop, commercialize, and scale its quantum computing, quantum security, and AI-driven optimization solutions; (xiv) risks related to the emerging and evolving nature of the quantum technology industry, including uncertainty regarding market adoption, technological feasibility, and customer demand; (xv) risks related to Terra Quantum’s ability to protect and maintain its intellectual property and proprietary technology; (xvi) risks related to rapid technological change, competition, and evolving industry standards; (xvii) risks related to reliance on key personnel, scientific talent, strategic partners, and third-party infrastructure providers; and (xviii) other risks and uncertainties described in Axiom’s filings with the SEC, including under the heading “Risk Factors” in Axiom’s Annual Report on Form 10-K and subsequent filings with the SEC.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Axiom nor Terra Quantum undertakes any duty to update these forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed business combination, Axiom intends to file a Registration Statement with the SEC that will include a proxy statement/prospectus relating to the proposed business combination. INVESTORS AND STOCKHOLDERS OF AXIOM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The definitive proxy statement/prospectus will be mailed to stockholders of Axiom as of a record date to be established for voting on the proposed business combination and related matters.

Investors and stockholders will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus (when available) and other documents containing important information about Axiom, Terra Quantum, and the proposed business combination, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Investors and stockholders may also obtain copies of the documents filed with the SEC by Axiom free of charge by directing a written request to: Axiom Intelligence Acquisition Corp 1, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009 Cayman Islands, Attention: Richard Dodd, Executive Chairman / Doug Ward, Chief Executive Officer, or by visiting Axiom’s website at https://www.aiac1.com/.

Participants in the Solicitation

Axiom, Terra Quantum, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Axiom in connection with the proposed business combination. Investors and stockholders may obtain more detailed information regarding the names, affiliations, and interests of Axiom’s directors and executive officers in Axiom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 25, 2026, and in subsequent filings with the SEC, including the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies to Axiom’s stockholders in connection with the proposed business combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Axiom’s directors and executive officers is contained in its filings with the SEC.

No Offer or Solicitation

This communication relates to the proposed transaction and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.